Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	RANDGOLD RESOURCES LIMITED

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to notification obligation:	FMR LLC

4. Full name of shareholder(s) (if different from 3):	See attached schedule

5. Date of transaction (and date on which the threshold is crossed or reached if different):	18 March 2009

6. Date on which issuer notified:	19 March 2009

7. Threshold(s) that is/are crossed or reached:	14%

8: Notified Details

A: Voting rights attached to shares

Situation previous to
the triggering
Class/type of	transaction		Resulting situation after the triggering transaction
shares		Number of		Number of voting		Percentage of
If possible use	Number of	voting	Number of	rights		voting rights
ISIN code	shares	rights	shares	Direct	Indirect	Direct	Indirect
ISIN:	10,740,991	10,740,991	10,663,591	10,663,591		13.90%
GB00B01C3S32
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting rights
Type of		Exercise/	that may be acquired
financial		conversion	(if the instrument	Percentage of
instrument	Expiration date	period/date	exercised/converted)	voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
10,663,591	13.90%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See attached schedule

Proxy Voting:

10. Name of proxy holder:	FMR LLC

11. Number of voting rights proxy holder will cease to hold:	77,400

12. Date on which proxy holder will cease to hold voting rights:	18 March 2009

13. Additional information:	None

14 Contact name:

15. Contact telephone name:

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	FMR LLC

Contact address (registered office for legal entities)

Phone number & email

Other useful information (at least legal representative for legal persons)	Amanda Chana fil-regreporting@fil.com

B: Identity of the notifier, if applicable

Full name	D J Haddon

Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands

Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

FMR Issuer Name:	RANDGOLD RESOURCES LIMITED

Current ownership percentage:	13.90%
Total shares held:	10,663,591
Issued voting right capital:	76,662,078

			MANAGEMENT
	SHARES HELD	NOMINEE	COMPANY
FMR LLC is the parent holding
company of Fidelity Management	6,737,325	Brown Brothers	FMRCO
& Research Company (FMRCO),		Harriman and
Investment manager for US		CO
mutual funds, and Fidelity	104,200	Citibank NA	FMRCO
Management Trust Company	267,515	JP Morgan	FMRCO
(FMTC) and Pyramid Global		Chase Bank
Advisors Trust Company	497,566	Mellon Bank	FMRCO
(PGATC), a US state chartered		N.A.
bank which acts as a trustee or	20,800	Northern Trust	FMRCO
investment manager of various		CO
pension and trust accounts and	3,030,785	State Street	FMRCO
Pyramid Global Advisors LLC		Bank
(PGALLC).	4,800	and TR CO	FMTC
	600	State Street Bank	FCL
		and TR CO
		CIBC Mellon
		Trust (C)